Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Street
Philadelphia, Pennsylvania 19103-6996
Telephone: (215) 988-2700
Fax: (215) 988-2757
www.drinkerbiddle.com
January 31, 2006

VIA EDGAR TRANSMISSION

Linda Stirling, Esquire
Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company” or a “Registrant”)
Post-Effective Amendment (“PEA”) No. 22 for the Company (“Registration Statement”) (File Nos. 333-78275; 811-09303)

Kinetics Portfolios Trust (the “Trust,” or a “Registrant”)
Amendment No. 11 for the Trust (“Registration Statement”) (File No. 811-09923)

Dear Ms. Stirling:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on (i) PEA No. 19 to the Company’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 20 to the Company’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”), and (ii) a Correspondence to the Trust’s Registration Statement, both filed on November 1, 2005 to register shares of a new fund, the Market Opportunities Fund/Portfolio.

Your comments and suggestions are summarized in bold typeface immediately followed by the Registrants’ responses. With respect to the comments and responses set forth below, please note that where a comment made with respect to one Fund or Portfolio of the Registrants affects one or more other Funds or Portfolios of the Registrants, the response applies to each Fund or Portfolio. Changes are reflected in the enclosed PEA No. 22 to the Company’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 23 to the Company’s Registration Statement on Form N-1A under the 1940 Act, and Amendment No. 11 to the Trust’s Registration Statement on Form N-1A under the 1940 Act (collectively, "the Amendment"). The amendment does not contain disclosure or other material changes that would render it ineligible to become effective under Rule 485(b).

The Registrants’ responses to your comments are as follows:

GENERAL COMMENTS TO ALL PROSPECTUSES

Investment Objective, Principal Investment Strategy and Principal Risks

Principal Investment Strategies

1.	a. Please indicate whether the Market Opportunities Fund is diversified or non-diversified.

Response 1a: The following disclosure will be added to the first paragraph of the “Overview” section of the Prospectus:

The Market Opportunities Fund (the “Fund”) is a non-diversified Fund that seeks to provide investors with long-term capital growth by investing all of its investable assets in the Portfolio. (change in italics)

b. Please clearly indicate the sectors in which the Fund intends to invest - i.e., capital markets and gaming. Additionally, please use plain English standards when defining “private exchanges”.

Response 1b: The Registrants have deleted all references to “private exchanges.” The Registrants further state that they have already set forth the two sectors in which the Portfolio intends to invest as part of its principal investment strategy: equity “securities of U.S. and foreign companies involved in capital markets or related to capital markets, including public exchanges, as well as companies involved in the gaming industry.” Although the Registrants do not consider the following additional listed items to be sectors, disclosure will also be added prior to the last sentence of the third paragraph of this section stating: “Although the Portfolio intends to focus its investments in the capital markets and gaming sectors, the Portfolio may also purchase the securities of companies such as auction houses and payroll and other processing companies, that, due to the fixed costs of their operations, benefit from an increase in the volume of sales/transactions.”

c. The first paragraph of this section references “capital markets”, “ADRs” and “IDRs”. Please define these terms.

Response 1c: The Registrants have deleted references to IDRs, and added the following disclosure prior to the last sentence of the first paragraph of this section:

“Capital markets includes companies that are engaged in or derive a substantial portion of their revenue from activities with a publicly traded securities exchange, such as equity exchanges and commodity exchanges, including but not limited to clearing firms and brokerage houses.”

The language of the first paragraph “(such as ADRs and IDRs)” will be replaced with “(such as American Depositary Receipts (“ADRs”))”.

d. In the third paragraph, please state in terms of a percentage what is meant by a “substantial portion.”

Response 1d: The first sentence of the third paragraph will be revised as follows: “Portfolio securities will be selected by the Investment Adviser from companies that are engaged in public exchanges, as well as derivative exchanges and companies that derive at least twenty percent (20%) of their revenue from such exchanges or from the gaming industry.” (changes in italics).

Temporary Investments

2.
Please move the sentence “The Portfolio may invest up to 35% of its assets in these securities to maintain liquidity” into the Principal Investment Strategies section in order to avoid confusion with the Fund’s temporary investment parameters.

Response 2: The Registrants have made the requested change.

Principal Risks of Investment

3.	Please include risks specific to all sectors in which the Fund intends to invest, i.e. gaming, financial services, etc.

Response 3: The Registrants will delete the paragraph in this section entitled “Industry Risks”, and will replace it with the paragraph entitled “Sector/Industry Concentration Risk” which currently resides under the heading “Main Risks of Investing in the Fund.” Registrants believe that the risk disclosure entitled “Sector/Industry Concentration Risks” adequately describes the risks associated with focusing investments in the capital markets or gaming sectors.

Main Risks of Investing in the Fund

4.	Please add specific risk disclosure pertaining to the sectors in which the Fund intends to invest.

Response 4: Registrants currently have risk disclosure in this section entitled “Sector/Industry Concentration Risks” which they believe adequately describes the risks associated with focusing investments in the capital markets or gaming sectors. Nevertheless, as explained in the previous response, Registrants believe that this disclosure is better situated in the Principal Risks of Investment section of the Prospectus.

5.
Regarding the risk disclosure for Foreign Securities, the second paragraph discusses the investment into securities of a single country. Please describe supplementally the relevance and clarify within the disclosure. If this disclosure is not relevant to the Fund, please remove.

Response 5: Registrants will remove the following sentence from the paragraph: “For this reason, funds that invest primarily in the securities of a single country will be greatly impacted by any political, economic or regulatory developments affecting the value of the securities.”

Management of the Fund and the Portfolio

Investment Adviser

6.	Explain supplementally the Research Agreement between the Adviser and Horizon Asset Management, Inc. (“Horizon”) and the services provided by Horizon.

Response 6: In accordance with the Research Agreement (the “Agreement”) between the Adviser and Horizon, Horizon furnishes the Adviser with research services, including reports, statements and other data on securities, economic conditions and other matters. Horizon’s research services are only one of the many investment tools which the Adviser employs in making an investment decision. The Agreement does not empower Horizon to determine what securities or other property are to be purchased or sold by the Registrants.

Members of the Investment Committees

7.	Please provide the primary occupations of Mr. Tuen and Mr. Able for the past five years.

Response 7: The Registrants have amended the disclosure of the second paragraph of this section as follows:

Each other committee member serves as a research analyst.  In addition to the co-portfolio managers, the following persons are members of the committee: Tina Larsson, Steven Tuen and Bruce P. Able.

Tina Larsson provides substantial input on research, stock selection and portfolio composition. Ms. Larsson joined the Investment Adviser in 1999. Since 1996, Ms. Larsson has been an analyst at Horizon Research Group and a portfolio manager for Horizon Asset Management.

Steven Tuen joined the Investment Adviser in 1999 as a portfolio manager. Since 1996, Mr. Tuen also serves as an analyst in the Horizon Research Group and a portfolio manager at Horizon Asset Management.

Bruce P. Able joined the Investment Adviser in 1999 as a portfolio manager. (changes in italics).

COMMENTS TO ADVISOR CLASS PROSPECTUS

Fees and Expenses of the Market Opportunities Fund

8.
Under Annual Operating Expenses for Advisor Class A, the fee table indicates that the Fund charges Rule 12b-1 Fees of 0.25%. Please state whether the 12b-1 payment limitation is contractual. If it is not contractual, the maximum of the 12b-1 compensation rate - 0.50% - must be put into the table, and the limitation described only in the footnote to that line item.

Response 8: The Registrants respond by changing the table to reflect the maximum compensation rate of 0.50% and discussing the limitation only in the footnote to that line item.

Description of Advisor Classes

Advisor Class A Shares

9.	Please disclose the duration of the 0.25% limitation on the 12b-1 fees.

Response 9: Registrants respectfully decline to restate the duration of the 0.25% limitation on 12b-1 fees in this section. Registrants will instead revise footnote 8 of the fee table under the heading “Fees and Expenses of the Market Opportunities Fund”, which already includes the duration information, as follows: “The Fund intends to limit payments under the Distribution Plan for the Advisor Class A shares to 0.25% during the current fiscal year ending December 31, 2006. (change in italics)

10.
The first paragraph after the sales charge breakpoint table indicates that “the net amount invested will be considered in valuing accounts to determine whether a shareholder has met a sales charge breakpoint.” Please explain why the Fund uses net amount and how net amounts will be determined.

Response 10: The Fund does not use net amounts. The disclosure quoted above will be deleted.

Waivers - Advisor Class A Shares

11.	Please clarify the second bulletpoint regarding the Fund’s sales charge waiver for broker-dealers with selling agreements, and how this is a special arrangement warranting a waiver.

Response 11: The second bulletpoint will be reworded as follows:

“You buy Advisor Class A shares under a wrap fee program or other all inclusive fee program offered by your broker-dealer or agent; or “

COMMENTS TO INSTITUTIONAL CLASS PROSPECTUS

Fees and Expenses of the Market Opportunities Fund

12.
Please move footnote 7 of the Fee Table to correspond to Other Expenses. Additionally, pursuant to Item 3(3)(b) of Form N-1A, please explain in a footnote that other expenses includes the shareholder servicing fee.

Response 12: Footnote 7 will be inserted in the “Other Expenses” line of the Fee Table and removed from the “Less Expense Waiver and/or Reimbursement” and “Net Annual Fund Operating Expenses” lines. Footnote 8 of the fee table already states that shareholder servicing fees are “included in Other Expenses.”

In addition, the “Other Expenses” line of the Fee Table will be revised as follows:

“Other Expenses (including shareholder servicing fees)” (changes in italics).

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Restrictions

13.
Please ensure that either the Prospectuses clearly delineate the Fund/Portfolio’s lending restrictions as stated in Restriction #2, or rewrite Restriction #2 to clearly describe the Fund/Portfolio’s restrictions with regard to securities lending.

Response 13: The lending restrictions in Restriction #2 are clearly set forth in the Prospectuses under the heading “Main Risks of Investing in the Fund” in the paragraph entitled “Securities Lending.” We will additionally change Restriction #2 as follows:

2.	“The Fund/Portfolio will not make loans amounting to more than 33 1/3% of its total assets (including any collateral posted) or 50% of its total assets (excluding any collateral posted).”

14.	With regard to Restriction #3, amend disclosure to accurately reflect whether the restriction applies to the Fund and/or Portfolio.

Response 14: Restriction #3 applies to both the Fund and the Portfolio, but due to the master/feeder fund structure, the last sentence notes that the restriction is “not deemed violated to the extent that the Fund invests all of its investable assets in the Portfolio.” To clarify this point, the following sentence will be deleted from the restriction: “This investment restriction shall not apply to the Fund.”

15.
With regard to Restriction #8, please clarify whether the Fund will be investing in both capital markets and the gaming industry, or if the Fund invests in one or the other. If the Fund invests in both, please change the “or” in the second line to “and”. If the Fund does not invest in both at the same time, please add disclosure that explains the trigger for the switch from investments in capital markets to investments in the gaming industry.

Response 15: The Fund will invest in both capital markets and the gaming industry, and the requested change has been made.

Management of the Fund and the Portfolio

Independent Trustees

16.
With regard to Douglas Cohen and John Sullivan’s other directorships, please describe supplementally the relationship of the Kinetics Fund and the Kinetics Health Fund to the Fund Complex as defined by the footnote to the table. If these funds are a part of the Fund Complex, please modify the table to state such.

Response 16: The Registrants have deleted references to Kinetics Health Fund as the Fund never commenced operations and was recently dissolved. The Kinetics Fund is a long/short equity fund registered with the Cayman Islands Monetary Authority, managed by an affiliate of the Adviser.

17.
With regard to Murry Stahl’s and John Sullivan’s principal occupation during the past five years, please either provide the full name for the FRMO Corp and LTCB, or, if it is not clear from the full name, give a clear description of the nature of each business.

Response 17: The Registrants have amended the disclosure for Mr. Stahl as follows:

Chairman, The FRMO Corp. (2001 to present) (provides consulting services to private investment funds and research services with respect to marketable securities.); Chairman Horizon Asset Management, Inc. (investment adviser) (1994 to Present); Director of Research, Kinetics Asset Management and Kinetics Mutual Funds, Inc. (changes in italics).

The Registrants have amended the disclosure for Mr. Sullivan as follows:

Retired; Senior Advisor, Long Term Credit Bank of Japan, Ltd.; Executive Vice President, Long Term Credit Bank Trust Company (1987-1999). (changes in italics).

Board Interest in the Fund

18.	Please change “Funds” to “Fund” in the table.

Response 18: The Registrants have made the requested change.

Compensation

19.	Please include the Chief Compliance Officer in the Compensation table.

Response 19: Registrants respectfully decline to make this change. Item 12(c) of Form N-1A only requires the inclusion in the table of “the three highest paid officers or any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.” None of the officers of the Registrants, including the Chief Compliance Officer, received compensation from the Registrants for the most recently completed fiscal year exceeding $60,000.

Investment Adviser

Portfolio Managers

20.	With regard to all Portfolio Managers, please expand the disclosure pertaining to the Portfolio Manager’s compensation and bonuses.

Response 20: The Registrants have amended the disclosure as follows:

Portfolio Managers are compensated with a base salary and bonus. The base salary is a fixed amount. Bonuses are subjective and are not tied to performance of the Funds, but instead are based on amount and quality of work. The Portfolio Managers also have access to a 401(k) retirement plan (which the Adviser does not contribute to). Additionally, certain Portfolio Managers are also equity owners of the Adviser, however, none are entitled to any deferred benefits.

21.
With regard to Mr. Peter Doyle and Mr. Murray Stahl, please disclose under the column, “Assets in Accounts for which Advisory Fee is Based on Performance” the assets in these accounts. Furthermore, please add disclosure regarding these accounts.

Response 21: The Registrants have amended the disclosure as follows:

Mr. Peter Doyle

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Pooled Investment Vehicles	3	$1.3 Billion	3	$1.3 Billion

Mr. Murray Stahl

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Pooled Investment Vehicles	4	$1.8 Billion	4	$1.8 Billion

The second sentence under the heading “Material Conflicts of Interest” will also be revised as follows:

A portfolio manager may manage a separate account or other pooled investment vehicle that may have a materially higher or lower fee arrangement than the Portfolio or that may have a performance fee arrangement. (changes in italics.)

Material Conflicts of Interest

22.	Please remove the word “often” from the first sentence in the section, and change “They seek” to “The Adviser seeks” in the second to last sentence in this section.

Response 22: The Registrants have made the requested change.

Distribution Plans

23.	Please explain supplementally why the Company has adopted both a compensation plan and a reimbursement plan. How does the Adviser distinguish and track expenses under the two plans?

Response 23: The Company initially adopted a reimbursement plan with respect to Advisor Class A shares. When the Company subsequently determined to register Adviser Class B and Advisor Class C shares, compensation plans were adopted since such plans were deemed more appropriate for such share classes.

The Advisor tracks the expenses under the three plans as follows:

On a monthly basis, the 12b-1 expense accrued in the fund accounting system is compared to a calculated amount. The calculated 12b-1 expense consists of multiplying the average class net assets by the 12b-1 rate and the number of days in the month and then dividing that product by the number of days in the year. The accrued amount is also compared to the invoiced amount by the brokers as reported by U.S. Bancorp Fund Services Transfer Agency Department. In the past the differences in accrued expenses under the reimbursement and compensation plans have been minimal due to the lack of direct sales into Class A or Class C. Class A and Class C accrual differences are applied to any other marketing costs incurred by the Class A or Class C shares, as applicable. Class B shares have not been offered to date.

* * * * *

Registrants hereby acknowledge that: (i) Registrants are responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-3327.

Sincerely,

/s/ David F. McCann

David F. McCann, Esq.

Enclosures